MUFG SECURITIES AMERICAS INC.
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)
(SEC I.D. NO. 8-43026)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
MUFG Securities Americas Inc.
New York, New York

We have audited the accompanying consolidated statement of financial condition of MUFG Securities Americas Inc. and Subsidiary (the "Company"), a wholly-owned subsidiary of MUFG Americas Holdings Corporation, as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of MUFG Securities Americas Inc. and Subsidiary as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2017

MUFG SECURITIES AMERICAS INC.
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(In thousands of dollars, except share data or unless otherwise noted)

ASSETS:

Cash and cash equivalents	$	86,143
Cash segregated under federal and other regulations		30,000
Collateralized agreements:		
Securities borrowed		5,635,015
Securities purchased under agreements to resell, net		14,060,375
Deposits with clearing organizations and others		91,739
Receivables:		
Brokers, dealers and clearing organizations		1,177,074
Customers		5,899
Affiliates		9,048
Financial instruments owned, at fair value ($1,122.0 million pledged)		7,990,847
Interest receivable		59,843
Furniture, equipment, software and leasehold improvements, at cost (less accumulated depreciation and amortization of $17.5 million)		45,174
Deferred tax assets, net		33,393
Other assets		27,335
TOTAL ASSETS	$	29,251,885

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Short-term borrowings		1,062,469
Collateralized agreements:		
Securities loaned		661,097
Securities sold under agreements to repurchase, net		23,925,405
Payables:		
Brokers, dealers and clearing organizations		97,216
Customers		364
Affiliates		60,233
Financial instruments sold, but not yet purchased, at fair value		2,421,871
Interest payable		22,758
Accrued expenses and other liabilities		133,823
Total liabilities		28,385,236
Liabilities subordinated to claims of general creditors		185,000
Commitments and contingencies (see Footnote 13)		

STOCKHOLDER'S EQUITY:

Common stock, no par value and additional paid-in-capital; 10,000 shares authorized, 4,690 shares issued and outstanding		469,000
Retained earnings		212,930
Acccumulated other comprehensive loss		(281)
Total stockholder's equity		681,649
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	29,251,885

See notes to the Consolidated Statement of Financial Condition

MUFG SECURITIES AMERICAS INC.
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

1. ORGANIZATION AND BUSINESS ACTIVITIES

MUFG Securities Americas Inc. ("MUSA"), formerly known as Mitsubishi UFJ Securities (USA), Inc., and its wholly-owned subsidiary MUFG Securities (Canada) Ltd. ("MUS(CAN)"), established on September 30, 2015, together form the consolidated group (the "Company"). In its capacity as a securities broker-dealer, the Company engages in capital markets origination transactions, private placements, collateralized financing, securities borrowing and lending transactions, and domestic and foreign debt and equity securities transactions. MUS(CAN) operates as a Canadian broker-dealer and participates in debt and equity underwritings in the Canadian marketplace.

MUSA and MUS(CAN) are both registered broker-dealers and members of the Financial Industry Regulatory Authority ("FINRA"). MUSA is also a Futures Commission Merchant and is a member of the National Futures Association ("NFA"). In 2016, MUS(CAN) received the approval of the Investment Industry Regulatory Organization of Canada ("IIROC") and FINRA.

The Company is a wholly-owned subsidiary of MUFG Americas Holdings Corporation ("MUAH"), a U.S. Intermediate Holding Company. On June 30, 2016, as a result of the requirements of the U.S. Federal Reserve Board's final rules for Enhanced Prudential Standards, Mitsubishi UFJ Securities Holdings Co., Ltd. ("MUSHD"), a Japanese holding company and a wholly-owned subsidiary of Mitsubishi UFJ Financial Group, Inc. ("MUFG"), transferred all its interest in the Company to MUAH. MUAH is a wholly-owned subsidiary of The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU") and BTMU's ultimate parent company and controlling party MUFG, incorporated in Japan.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation – The preparation of the Consolidated Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires the Company to make certain estimates that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the Consolidated Statement of Financial Condition. Significant estimates and assumptions generally include fair value measurements, compensation, taxes, and litigation. Although these and other estimates are based on the best available information, actual results could be materially different.

Consolidation –The Company consolidates the entity in which the Company owns a majority of the outstanding stock. All intercompany accounts and transactions are eliminated upon consolidation.

Cash and cash equivalents – The Company defines cash equivalents as overnight time deposits and short-term, highly-liquid investments with original maturities of three months or less at the time of purchase. At December 31, 2016, Cash and cash equivalents consisted solely of cash.

Cash segregated under federal and other regulations – Cash is segregated in a special reserve account for the exclusive benefit of customers pursuant to Customer Protection Rule 15c3-3 ("Rule 15c3-3") of the Securities and Exchange Act of 1934.

Securities borrowed and Securities loaned – Securities borrowed transactions are recorded at the amount of cash collateral advanced. For securities borrowed the Company deposits cash with the lender. Securities loaned transactions are recorded at the amount of cash collateral received. For securities loaned, the Company receives cash from the borrower. The Company monitors the market value of the securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded

as necessary. Contract values of securities borrowed and securities loaned agreements approximate fair value because the transactions are generally short-term in nature and are collateralized. Accrued interest associated with Securities borrowed and Securities loaned is accrued as Interest receivable and Interest payable, respectively, on the Consolidated Statement of Financial Condition.

Securities purchased under agreements to resell and Securities sold under agreements to repurchase– Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are generally collateralized by U.S. government, federal agency, corporate, and mortgage-backed securities. The repurchase agreements are treated as secured borrowings in accordance with ASC 860, *Transfers and Servicing,* and are carried at the contract amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. It is the Company's policy to generally take possession of securities purchased under agreements to resell at the time such agreements are made. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, based on market valuations of such collateral. The Company revalues the collateral underlying its repurchase and reverse repurchase agreements on a daily basis. In the event the market value of such securities falls below the related contract amounts plus accrued interest, the Company will generally request additional collateral. Contract values of securities purchased under agreements to resell and securities sold under agreements to repurchase approximate fair value because the transactions are generally short-term in nature and are collateralized. Accrued interest associated with Securities purchased under agreements to resell and Securities sold under agreements to repurchase are accrued as Interest receivable and Interest payable, respectively, on the Consolidated Statement of Financial Condition.

In accordance with FASB ASC 210-20-45-1, Balance Sheet, Offsetting, Other Presentation Matters, the Company offsets reverse repurchase and repurchase agreements on the Consolidated Statement of Financial Condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

Deposits with clearing organizations and others – Cash and certain financial instruments used for initial and variation margin purposes with clearing and depository organizations are included in this caption. At December 31, 2016, the balance consists solely of cash.

Receivables and Payables – Brokers, dealers and clearing organizations - Receivables from brokers, dealers and clearing organizations include receivables for unsettled regular-way securities, securities not delivered by the Company to a purchaser by the settlement date, underwriting transactions, cash margin posted for mortgage-backed securities, and futures transactions. Margin deposits with clearing organizations are also included. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement date, margin payable to clearing organizations and broker dealers, and payables for mortgage-backed securities.

Receivables and Payables – Customers – Receivables from and Payables to customers represent balances arising in connection with securities transactions for securities not delivered to or received by the Company. Customer transactions are recorded on a settlement date basis.

Financial instruments owned and Financial instruments sold, but not yet purchased, at fair value – Proprietary securities transactions, which include securities owned and securities sold, but not yet purchased, for regular way trades are recorded net, by CUSIP, on a trade date basis. All positions are carried at fair value. For debt securities, realized gains and losses are determined on a first in–first out basis. For equity securities, realized gains and losses are determined using a weighted average cost basis. Interest associated with Financial instruments owned and Financial instruments sold, but not yet purchased, is accrued as Interest receivable and Interest payable, respectively, on the Consolidated Statement of Financial Condition.

The Company may pledge financial instruments owned, at fair value, for collateralized transactions and margin deposits at clearing organizations. In accordance with FASB ASC 860, *Transfers and Servicing*, pledged financial instruments that can be sold or those that can be re-pledged by the secured counterparty are reported in Financial instruments owned, at fair value, parenthetically on the Consolidated Statement of Financial Condition.

The Company's derivatives, which are primarily interest rate, credit contracts, futures and equity options, are reported on the Consolidated Statement of Financial Condition at their fair value.

Fair Value measurements – FASB ASC 820, *Fair Value Measurements and Disclosures,* defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. For disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Furniture, equipment, software and leasehold improvements – Furniture, equipment and software are recorded at cost, less accumulated depreciation and are depreciated on a straight-line basis over the estimated useful lives of three to seven years. Leasehold improvements are recorded at cost and amortized on a straight-line basis over the lesser of the economic useful life of the asset or, where applicable, the remaining term of the lease.

As of December 31, 2016, furniture, equipment and software amounted to $37.0 million and leasehold improvements amounted to $25.7 million. The related accumulated depreciation and amortization were $15.4 million and $2.1 million, respectively.

Income taxes – In accordance with ASC 740, *Income Taxes,* a deferred tax asset or liability is determined based upon temporary differences between the tax basis of an asset or liability and its reported amount on the Consolidated Statement of Financial Condition, using currently enacted tax rates. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or the entire deferred tax asset or liability will not be realized.

Accrued expenses and other liabilities – Accrued expenses and other liabilities are comprised primarily of $94.8 million in employee related payables and $17.1 million in capital markets related payables.

Investment banking – Investment banking includes fees earned from debt and equity capital market financing, debt and equity underwriting, and mergers and acquisition advisory services. Investment banking fees receivable is reported in Receivables from Broker, dealers and clearing organizations on the Consolidated Statement of Financial Condition.

Foreign exchange – Assets and liabilities denominated in non-U.S. dollar currencies are revalued into U.S. dollar equivalents using the spot foreign exchange rates at the date of the Consolidated Statement of Financial Condition. MUS(CAN) uses Canadian dollars ("CAD") as its functional currency. For the purpose of preparing the Consolidated Statement of Financial Condition, the Company translates MUS(CAN)'s balances into U.S. dollars in accordance with the rules prescribed in ASC 830 *Foreign Currency Matters*.

Variable interest entities – ASC 810, *Consolidation* ("ASC 810") provides guidance on determining whether certain entities that do not meet the criteria necessary to be considered an operating company (for example, a voting-interest entity) should be included in an enterprise's Consolidated Statement of Financial Condition. Entities that do not meet the criteria as an operating company are commonly referred to as variable interest entities ("VIE's"). An enterprise is considered to have a controlling financial interest in a VIE when it has a variable interest, or a combination of variable interests, that gives that enterprise (a) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The enterprise that has a controlling financial interest, known as the primary beneficiary of the VIE, must consolidate the VIE.

During and for the year ended December 31, 2016, the Company was involved in several structured underwritings, however, it did not have any interests in VIE's in which the Company was determined to be the primary beneficiary.

MUFG SECURITIES AMERICAS INC.
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

3. RECENT ACCOUNTING DEVELOPMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases*. The amendments in this update create Topic 842, *Leases,* and supersede the lease requirements currently set out in Topic 840, *Leases*. Topic 842 requires the recognition of lease assets and lease liabilities for those leases classified as operating leases under previous U.S. GAAP, and allows for more effective reporting of useful information relating to leases. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is evaluating the effect that ASU 2016-02 will have on its Consolidated Statement of Financial Condition and related disclosures.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments- Credit Losses*. The ASU requires entities to measure a financial asset (or group of financial assets) recorded at amortized cost basis at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is evaluating the effect of ASU 2016-13 will have on its Consolidated Statement of Financial Condition and related disclosures.

4. BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Amounts Receivable from and Payable to brokers, dealers and clearing organizations at December 31, 2016 consist of the following:

(in 000's)	Receivables	Payables
Securities failed-to-deliver/receive	$ 116,921	$ 67,843
Pending trades	966,930	-
Receivables/payable relating to capital markets	57,914	-
Receivables/payable relating to mortgage-backed securities	21,549	58
Receivables/payable from clearing organizations	6,931	29,172
Interest rate contracts	4,862	-
Other	1,967	143
Total	$ 1,177,074	$ 97,216

MUFG SECURITIES AMERICAS INC.
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

5.   SHORT-TERM BORROWINGS

The short-term borrowings at December 31, 2016 consist of the following:

Lender	Maturity Date	Rate Basis	Principal Amount (in 000's)
BTMU	January 25, 2017	3m ICE LIBOR + 0.38%	$ 50,000
BTMU	February 23, 2017	3m ICE LIBOR + 0.38%	50,000
BTMU	March 23, 2017	3m ICE LIBOR + 0.38%	50,000
MUSHD	January 13, 2017	-0.03%	111,137
MUSHD	January 13, 2017	-0.04%	85,490
MUSHD	January 13, 2017	-0.05%	102,588
MUSHD	February 10, 2017	-0.05%	290,666
MUSHD	March 10, 2017	-0.05%	102,588
MUAH	October 12, 2017	1m ICE LIBOR + 0.80%	120,000
MUAH	December 4, 2017	1m ICE LIBOR + 0.80%	100,000
		Total	$ 1,062,469

The Company has a $475 million uncommitted, secured borrowing facility with BTMU. The short-term borrowings with BTMU above are draws against this facility. The termination date of this facility is September 16, 2017.

The Company has a $1.4 billion uncommitted, unsecured borrowing facility with MUSHD. The short-term borrowings with MUSHD above are draws against this facility. All MUSHD borrowings are denominated in Japanese Yen (JPY 81 billion) and the associated interests are in line with market interest rates. Amounts presented in the table have been revalued to USD from JPY using the spot rate at December 31, 2016. The termination date of this facility is March 31, 2017, and it will be automatically renewed for one year unless either of the parties notifies the other party of the intention not to renew within one month of the termination date.

The Company has a $500 million uncommitted, unsecured borrowing facility with MUAH. The short-term borrowings with MUAH above are draws against this facility. The termination date of this facility is December 31, 2017.

The Company has a $300 million committed, secured facility with a third party lender. The Company pays a commitment fee at a rate equal to 0.25% per annum on the committed amount. This facility is used for intraday liquidity purposes, and as such, there were no outstanding borrowings against this facility at December 31, 2016. The termination date of this facility is October 20, 2017.

MUFG SECURITIES AMERICAS INC.
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

**NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016**

6.   **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

The Company has three subordinated borrowings totaling $185 million with MUSHD, at December 31, 2016 that mature on varying dates.

Maturity Date	Rate Basis	Weighted Average Interest Rate	Principal Amount (in 000's)
March 31, 2018	6m USD LIBOR + 1.38%	2.40%	$ 75,000
September 30, 2018	6m USD LIBOR + 1.39%	2.28%	35,000
March 31, 2019	6m USD LIBOR + 1.53%	2.55%	75,000
		Total	$ 185,000

The agreements covering the subordinated borrowings have been approved by FINRA and the NFA, and thus, are available in computing net capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act. To the extent that such borrowings are required for the Company's continued compliance with net capital requirements, they may not be repaid at maturity.

The borrowings allow for prepayment of all or any part of the obligation at the option of the Company upon receipt of prior written approval from FINRA and the NFA.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

7. FAIR VALUE MEASUREMENTS

Recurring Fair Value Measurements

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2016, by level within the fair value hierarchy:

(in 000's)	Level 1	Level 2	Level 3	Counterparty and Cash Collateral netting	Total
Assets:					
Financial instruments owned:					
U.S. Treasury securities	$ 166,973	$ 1,471,544	$ -	$ -	$ 1,638,517
U.S. Agency securities	-	2,385	-	-	2,385
Other sovereign government obligations	-	16,361	-	-	16,361
Mortgage-backed securities	-	5,220,592	-	-	5,220,592
Municipal securities	-	14,460	-	-	14,460
Convertible bonds	-	21,992	-	-	21,992
Asset-backed securities	-	106,478	-	-	106,478
Corporate bonds	-	819,545	-	-	819,545
Money-market securities	-	580	-	-	580
Equities	84,990	-	-	-	84,990
Derivatives:					
Equity contracts	1,372	-	-	-	1,372
Interest rate contracts	163	63,412	-	-	63,575
Total Financial instruments owned	$ 253,498	$ 7,737,349	$ -	$ -	$ 7,990,847
Receivables from brokers, dealers and clearing organizations	$ 5,265	$ -	$ -	$ (403)	$ 4,862
Liabilities:					
Financial instruments sold, but not yet purchased:					
U.S. Treasury securities	$ 155,963	$ 1,796,255	$ -	$ -	$ 1,952,218
Other sovereign government obligations	-	11,168	-	-	11,168
Corporate bonds	-	296,362	-	-	296,362
Convertible bonds	-	1,436	-	-	1,436
Equities	46,974	-	-	-	46,974
Derivatives:					
Equity contracts	604	-	-	-	604
Interest rate contracts	142	58,791	-	-	58,933
Credit contracts	-	10	-	-	10
Forward foreign exchange contracts	-	83,346	-	(29,180)	54,166
Total Financial instruments sold, but not yet purchased	$ 203,683	$ 2,247,368	$ -	$ (29,180)	$ 2,421,871
Payables from brokers, dealers and clearing organizations	$ 403	$ -	$ -	$ (403)	$ -

U.S. Treasury securities, U.S. Agency securities, and other sovereign government obligations are valued using third party market price quotations. Accordingly, U.S. Treasury securities are categorized in Level 1 of the fair value hierarchy when actively traded ("on-the-run"). Less actively traded ("off-the-run") U.S. Treasury securities, U.S. agency securities, and other sovereign government obligations are categorized in Level 2 of the fair value hierarchy.

Corporate bonds are valued using third party market price quotations or recently executed transactions. Corporate bonds are categorized in Level 2 of the fair value hierarchy.

Mortgage-backed securities, municipal securities, convertible bonds, asset-backed securities, and money-market securities are valued using third party market price quotations. These securities are categorized in Level 2 of the fair value hierarchy.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

Equity securities and exchange-traded equity options are valued based on quoted prices from the exchange. These securities are categorized in Level 1 of the fair value hierarchy.

Interest rate and credit contracts include exchange-traded futures and forward contracts to receive or deliver securities. Futures are valued based on quoted prices from the exchange while forward contracts are quoted using third party market price quotations of the underlying securities or recently executed transactions. These securities are categorized as Level 1 and Level 2, respectively, on the fair value hierarchy.

Forward foreign exchange contracts are valued based on third party market foreign exchange rates and are categorized in Level 2 of the fair value hierarchy.

Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities. Reclassifications are reported as transfers in/out of the category at the end of the year in which the reclassifications occur. For the period ended December 31, 2016 there were $213.3 million of U.S. Treasury securities that moved from on-the-run to off-the-run, and therefore, transferred from Level 1 to Level 2 within the fair value hierarchy.

The Company pledged financial instruments that can be sold or re-pledged by the secured counterparty. These securities are reported parenthetically in Financial instruments owned, at fair value, on the Consolidated Statement of Financial Condition. The Company also loaned or pledged financial instruments owned to counterparties and clearing organizations that do not have the right to deliver or re-pledge the collateral. At December 31, 2016, the amount of securities pledged which the counterparty did have the right to deliver or re-pledge is $1,122.0 million and the amount of securities pledged which the counterparty did not have the right to deliver or re-pledge is $7,518.9 million.

Non- recurring Fair Value Measurements

Certain financial assets and liabilities that are not carried at fair value on the Consolidated Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These accounts include cash and cash equivalents, cash segregated under federal and other regulations, deposits with clearing organizations and others, short-term receivables and payables, accrued interest receivables and payables, other assets, short-term borrowings, securities borrowed, securities purchased under agreements to resell, securities loaned, securities sold under agreements to repurchase, and liabilities subordinated to claims of general creditors and accrued expenses and other liabilities. These financial assets and liabilities are classified as either Level 1 or Level 2 within the fair value hierarchy.

The fair value of financial assets and liabilities may be different than carrying value if their remaining maturities are considered longer term in nature. At December 31, 2016, certain securities purchased under agreements to resell, securities sold under agreements to repurchase, short-term borrowings, and liabilities subordinated to claims of general creditors were considered longer term in nature. These accounts are valued using a discounted cash flow ("DCF") technique. The significant valuation inputs used included interest rates, collateral funding spreads, and senior debt to subordinated debt spreads. These valuation inputs are observable and, as such, the financial instruments are classified as Level 2 within the fair value hierarchy.

MUFG SECURITIES AMERICAS INC.
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

The following is a summary of the Company's financial assets and liabilities, which are not carried at fair value. The table presents the carrying values and estimated fair values at December 31, 2016, by level within the fair value hierarchy. The table excludes all non-financial assets and liabilities such as Furniture, equipment, software and leasehold improvements, tax assets and liabilities, and certain estimated accruals and provisions.

(in 000's)	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets:					
Cash and cash equivalents	$ 86,143	$ 86,143	$ -	$ -	$ 86,143
Cash segregated under federal and other regulations	30,000	30,000	-	-	30,000
Securities borrowed	5,635,015	-	5,635,015	-	5,635,015
Securities purchased under agreements to resell, net	14,060,375	-	14,059,674	-	14,059,674
Deposits with clearing organizations and others	91,739	-	91,739	-	91,739
Receivables from Broker, dealers and clearing organizations	1,172,212	-	1,172,212	-	1,172,212
Receivables from Customers	5,899	-	5,899	-	5,899
Receivables from Affiliates	9,048	-	9,048	-	9,048
Interest receivable	59,843	-	59,843	-	59,843
Other assets	27,058	-	27,058	-	27,058
Total	$ 21,177,332	$ 116,143	$ 21,060,488	$ -	$ 21,176,631
Liabilities:					
Short-term borrowings	$ 1,062,469	$ -	$ 1,062,964	$ -	$ 1,062,964
Securities loaned	661,097	-	661,097	-	661,097
Securities sold under agreements to repurchase, net	23,925,405	-	23,924,602	-	23,924,602
Payables to Brokers, dealers and clearing organiations	97,216	-	97,216	-	97,216
Payables to Customers	364	-	364	-	364
Payables to Affiliates	60,233	-	60,233	-	60,233
Interest payable	22,758	-	22,758	-	22,758
Accrued expenses and other liabilities	131,759	-	131,759	-	131,759
Liabilities subordinated to claims of general creditors	185,000	-	187,861	-	187,861
Total	$ 26,146,301	$ -	$ 26,148,854	$ -	$ 26,148,854

8.   DERIVATIVE INSTRUMENTS

In the normal course of business, the Company enters into a variety of derivative transactions. These derivative transactions include listed futures and options, forward foreign exchange contracts, and interest rate contracts consisting of forward contracts to receive or deliver U.S. Treasury securities, mortgage-backed securities, and to-be-announced securities transactions ("TBAs"). The Company uses derivative instruments for market-making, foreign currency exposure management, and client facilitation. The Company uses TBAs to reduce exposure on marketable mortgaged-backed securities already owned.

The Company manages its trading positions by employing a variety of risk mitigation strategies. Economic hedging activities consist of the purchase or sale of positions in related securities and financial instruments, including derivative products. The Company manages the market risk associated with its trading activities on a Company-wide basis. The Company, however, does not apply hedge accounting under ASC 815, *Derivatives and Hedging*, to any of its derivative contracts.

The following table summarizes the fair value of derivative instruments by type of derivative contract on a gross basis as of December 31, 2016:

(in 000's)	Fair Value			Notional		
	Exchange-Traded	Bilateral OTC	Central Counterparty Cleared	Exchange-Traded	Bilateral OTC	Central Counterparty Cleared
Derivative assets:						
Financial instruments owned:						
Equity contracts	$ 1,372	$ -	$ -	46,174	-	-
Interest rate contracts	-	3,603	59,972	-	740,709	7,286,383
Receivables from brokers, dealers and clearing organizations:						
Interest rate contracts	5,265	-	-	2,905,100	-	-
Total derivative contracts	$ 6,637	$ 3,603	$ 59,972	2,951,274	740,709	7,286,383
Cash collateral netting	-	-	-	-	-	-
Counterparty netting	(403)	-	-	-	-	-
Total Derivative assets	$ 6,234	$ 3,603	$ 59,972	2,951,274	740,709	7,286,383
Derivative liabilities:						
Financial instruments sold, but not yet purchased:						
Equity contracts	$ 604	$ -	$ -	46,174	-	-
Interest rate contracts	-	17,845	41,088	-	1,142,650	5,815,972
Credit contracts	-	10	-	-	4,000	-
Forward foreign exchange contracts	-	83,346	-	-	776,898	-
Payables from brokers, dealers and clearing organizations:						
Interest rate contracts	403	-	-	296,100	-	-
Total derivative contracts	$ 1,007	$ 101,201	$ 41,088	342,274	1,923,548	5,815,972
Cash collateral netting	-	(29,180)	-	-	-	-
Counterparty netting	(403)	-	-	-	-	-
Total Derivative liabilities	$ 604	$ 72,021	$ 41,088	342,274	1,923,548	5,815,972

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

The Company manages credit exposure from certain transactions by entering into master netting agreements with counterparties. Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met are presented net on the Consolidated Statement of Financial Condition. The Company's TBA master netting agreements generally contain provisions allowing for collateral to be obtained, or to be sent, based on market valuations of the underlying securities. The Company has elected not to offset the fair value of TBAs and related cash collateral with the same counterparties under these master netting arrangements.

The following table presents information about the offsetting of derivative instruments and related collateral amounts:

(in 000's)	Gross Amount of Recognized Assets or Liabilities (1)	Gross Amounts Offset in the Consolidated Statement of Financial Condition (2)	Net Amounts Presented in the Consolidated Statement of Financial Condition	Amounts Not Offset in the Consolidated Statement of Financial Condition (3)		Net Amount
				Financial Instruments	Other Cash Collateral - Pledged	
Derivative Assets:						
Interest rate contracts	$ 68,840	$ (403)	$ 68,437	$ -	$ -	$ 68,437
Derivative Liabilities:						
Interest rate contracts	$ 59,336	$ (403)	$ 58,933	$ (12,060)	$ (3,776)	$ 43,097
Forward foreign exchange contracts	83,346	(29,180)	54,166	(25,634)	-	28,532

(1) Amounts that are either not subject to master netting agreements or that the Company has not determined to be legally enforceable were nominal as of December 31, 2016.

(2) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other required criteria are met in accordance with applicable offsetting accounting guidance.

(3) Amounts relate to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other required criteria to offset in the Consolidated Statement of Financial Condition have not been met.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

9. **RELATED PARTY ACTIVITIES**

The Company has transactions with affiliates. These transactions include capital market transactions, facilitating securities transactions, secured financing transactions, professional services, and clearing and operational support.

At December 31, 2016, assets and liabilities with related parties consist of the following:

(in 000's)

Assets:		
Cash and cash equivalents	$	4,077
Securities borrowed		910
Securities purchased under agreement to resell, net		2,763,668
Receivables from brokers, dealers and clearing organizations		28,207
Receivable from affiliates		9,048
Interest receivable		3,374
Other assets		534
Liabilities:		
Short-term borrowings (see Footnote 5)	$	1,062,469
Securities loaned		302,194
Securities sold under agreements to repurchase, net		82,642
Payable to brokers, dealers and clearing organizations		456
Payable to affiliates		60,233
Financial instruments sold, but not yet purchased, at fair value		28,407
Interest payable		1,771
Accrued expenses and other liabilities		11,778
Liabilities subordinated to claims of		
general creditors (see Footnote 6)	$	185,000

The Company enters into a number of forward foreign exchange contracts with BTMU to hedge its non-dollar denominated short-term borrowings. The fair value of these contracts as of December 31, 2016 was $28.4 million and is recorded in Financial instruments sold, but not yet purchased, at fair value.

MUSHD extends guarantees on the Company's liability arising out of or in connection with Master Repurchase Agreements and Master Securities Lending Agreements with certain counterparties. At December 31, 2016, the guaranteed balance was $2.9 million.

The Company has referral agreements with its affiliates and pays referral fees from investment banking revenues earned.. As of December 31, 2016, the associated payable was $48.6 million and was recorded as Payables to affiliates on the Consolidated Statement of Financial Condition.

The Company has a number of service fee arrangements in place with its affiliates. These service fee arrangements are for management and personnel support as well as shared infrastructure. The associated receivables and payables were $4.7 million and $8.6 million, respectively, and were recorded as Receivables from Affiliates and Payables to Affiliates, respectively, on the Consolidated Statement of Financial Condition.

MUFG SECURITIES AMERICAS INC.
(A wholly-owned subsidiary of MUFG Americas Holdings Corporation)

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

The Company has entered into a sublease with MUAH to rent its primary office space in New York. For further information related to this sublease and other commitments with affiliates, see Footnote 13.

10. INCOME TAXES

Income taxes are recorded in accordance with the asset and liability method which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be measured for temporary differences using currently enacted tax rates in the year they are expected to reverse. In assessing the recognition of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

The Company currently files tax returns in various state and local jurisdictions. Certain states assess income tax on a company-specific basis; others (primarily New York State, New York City, California, and Texas) assess income tax on a unitary or combined basis. Each entity included in the unitary returns consisting of affiliated MUFG entities within the U.S. (collectively the "Group") pays the tax on its share of the Group's income apportioned to the state. The Company made certain estimates with respect to the computation of its share of the unitary income tax, including estimates for Group income and allocation percentages. There is a formal tax sharing agreement in place to allocate unitary taxes using a systematic and rational method.

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities for the year ended December 31, 2016 are as follows:

(in 000's)		
Deferred tax assets:		
Bonuses and deferred compensation	$	36,382
Accrued and deferred rent		533
Accrued interest		504
Interest and taxes for uncertainties		155
Prepaid pension		27
Other items		752
Gross deferred tax assets		38,353
Valuation allowance		-
Gross adjusted deferred tax assets		38,353
Deferred tax liabilities:		
Depreciation		(4,960)
Net deferred tax assets	$	33,393

Valuation allowances relating to deferred tax assets were nominal for the year ended December 31, 2016.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

Reserves for interest, net of benefit, and penalties, if any, are included as accrued expenses and other liabilities on the Consolidated Statement of Financial Condition. As of December 31, 2016, the interest and penalty accrual is $0.1 million.

The Company is either open to, or currently under, examination for tax years 2009 and forward for California, 2011 and forward for New York State, 2012 and forward for New York City and New Jersey, and 2013 and forward for Federal.

11. COLLATERALIZED AGREEMENTS

The Company enters into securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed and securities loaned transactions. The Company executes these transactions to facilitate customer match-book activity, cover short positions and to fund the Company's trading inventory. The Company manages credit exposure from certain transactions by entering into master netting agreements with counterparties.

The relevant agreements allow for the efficient closeout of transactions, liquidation and set-off of collateral against the net amount owed by the counterparty following a default. In certain cases the Company may agree for collateral to be posted to a third party custodian under a tri-party arrangement that enables the Company to take control of such collateral in the event of a counterparty default. Default events generally include, among other things, failure to pay, insolvency or bankruptcy of counterparty.

The Company receives collateral in the form of securities in connection with reverse repurchase agreements and securities borrowed transactions. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements or enter into securities lending transactions. At December 31, 2016, the fair value of securities received as collateral, prior to netting, was $31.5 billion and the fair value of the portion that has been sold or repledged was $30.5 billion.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

The following table presents information about the offsetting of these instruments and related collateral amounts as of December 31, 2016:

(in 000's)	Gross Amount of Recognized Assets or Liabilities	Gross Amounts Offset in the Consolidated Statement of Financial Condition (1)	Net Amount Presented in the Consolidated Statement of Financial Condition	Amounts Not Offset in the Consolidated Statement of Financial Condition (2)		Net Amount
				Financial Instruments Collateral	Other Cash Collateral	
Assets:						
Securities borrowed	$ 5,635,015	$ -	$ 5,635,015	$ (5,545,374)	$ -	$ 89,641
Securities purchased under agreements to resell, net	25,699,169	(11,638,794)	14,060,375	(14,060,345)	-	30
Liabilities:						
Securities loaned	$ 661,097	$ -	$ 661,097	$ (660,628)	$ -	$ 469
Securities sold under agreements to repurchase, net	35,564,199	(11,638,794)	23,925,405	(23,121,209)	-	804,196

(1) Amounts related to master netting agreements that have been determined by the Company to be legally enforceable in the event of default and where certain other required criteria are met in accordance with applicable offsetting accounting guidance.

(2) Amounts relate to master netting agreements that have been determined by the Company to be legally enforceable in the event of default but where certain other required criteria to offset in the Consolidated Statement of Financial Condition have not been met.

The transactions noted above are subject to market settlement conventions which require all counterparties to settle transactions as part of national clearinghouse daily procedures or bilaterally pursuant to an agreement.

Transactions that have met the netting criteria per an agreement are reflected in the above table as offsetting transactions. Tri-party transactions, representing a significant amount of the Company's Securities purchased under agreements to resell, net and Securities sold under agreements to repurchase, net, do not meet the netting criteria.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

The following table presents, as of December 31, 2016, the gross obligations for Securities sold under agreements to repurchase, and Securities loaned by remaining contractual maturity and class of collateral pledged:

(in 000's)	Overnight and Continuous	2-30 Days	31-90 Days	Greater Than 90 Days	Total
Securities sold under agreements to repurchase:					
U.S. Treasury securities	$ 11,418,884	$ 1,522,646	$ 711,905	$ 316,000	$ 13,969,435
U.S. Agency securities	41,620	-	-	-	41,620
Other sovereign government obligations	-	-	16,173	-	16,173
Mortgage-backed securities	8,792,386	4,450,000	4,750,000	-	17,992,386
Municipal securities	73,543	65,387	298,973	-	437,903
Asset-backed securities	20,438	14,548	66,238	-	101,224
Corporate bonds	404,695	799,657	909,479	-	2,113,831
Equities	452,432	275,073	164,122	-	891,627
Total	$ 21,203,998	$ 7,127,311	$ 6,916,890	$ 316,000	$ 35,564,199
Securities loaned:					
Corporate bonds	$ 7,575	$ -	$ -	$ -	$ 7,575
Equities	562,151	-	91,371	-	653,522
Total	$ 569,726	$ -	$ 91,371	$ -	$ 661,097

The Company also enters into forward-starting collateralized financing agreements which, in accordance with ASC 860, are not recognized on the Consolidated Statement of Financial Condition until the date of transfer. At December 31, 2016, the Company had commitments to enter into forward-starting reverse repurchase and repurchase agreements of $0.3 billion and $2.3 billion, respectively.

12. RISK

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks involved in its trading and securities financing businesses. The Company's ability to properly and effectively identify, assess, monitor, and manage its risk is critical to the overall execution of the Company's strategy and its profitability. Senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at the Company requires independent Company-level oversight, as well as supervisory oversight on its trading desks. Effective risk practices are carried out through constant communication, exercise of professional judgment, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment, and management of risks at the Company level.

Market Risk – Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments are subject to market risk. The Company's exposure to market risk is determined by a number of factors including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates and foreign currency exchange rates as well as market volatility and illiquidity. The Company manages market risk by setting risk limits and by economically hedging its exposure to risk factors.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

Credit Risk - The contract amounts of reverse repurchase and repurchase agreements, securities borrowed and loaned transactions, and forward settling securities transactions reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. Risk mainly arises from the potential inability of counterparties to perform under the terms of the contracts and from changes in interest rates. The settlement of these transactions did not have a material effect upon the Company's Consolidated Statement of Financial Condition.

The Company is engaged in various trading and brokerage activities primarily with counterparties in the financial services industry including securities brokers and dealers, banks, funds, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default mainly depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company clears securities transactions through the Depository Trust and Clearing Corporation's subsidiaries, Fixed Income Clearing Corporation, the National Securities Clearing Corporation, and the Depository Trust Company. The Company clears options transactions through the Options Clearing Corporation. These activities typically mitigate risk but the Company may still be exposed to risk in the event that these counterparties, including the clearing broker/bank, other broker-dealers and depositories or banks, are unable to fulfill contractual obligations. It is the Company's policy to review, as necessary, the creditworthiness of counterparties.

Operational Risk - Operational risk is the risk of loss, whether direct or indirect, to which the Company is exposed due to inadequate or failed internal processes or systems, human error or misconduct, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, financial crime, and environmental risk, but excludes strategic and reputational risk. Operational risk, in some form, exists in each of the Company's business and support activities, and can result in financial loss, regulatory sanctions and damage to the Company's reputation. The Company has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified.

Customer Securities Transactions - In the normal course of business, the Company's client activities involve the execution and settlement of various securities transactions as agent. In accordance with industry practice, the Company records client securities transactions on a settlement date basis, which is generally within one to three business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the client's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material impact upon the Company's Consolidated Statement of Financial Condition and the Company did not accrue a liability for these transactions.

Due to the nature of the Company's collateralized securities financing transactions, the Company does not maintain a credit allowance on receivables arising from such transactions.

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company seeks to control risks associated with reverse repurchase and repurchase agreements by monitoring the market value of securities pledged on a daily basis and by requiring additional collateral to be deposited with, or returned to, the Company when deemed necessary. The Company establishes credit limits for such activities and monitors compliance on a daily basis.

13. **COMMITMENTS AND CONTINGENCIES**

Leases – The Company leases space in New York, New Jersey, California and Texas.

In 2010, the Company subleased the majority of its previous premises to an affiliate at market rental rates substantially lower than the original contract terms. A reserve was established to the expiration of the original lease term. The unamortized balance of this reserve at December 31, 2016 is $1.4 million.

In 2014, the Company entered into a sublease with MUAH to rent its primary office space in New York. The sublease will expire on December 31, 2035.

Obligations under operating leases contain non-cancelable terms in excess of one year. Approximate aggregate annual lease obligations are as follows:

Year	(in 000's)
2017	$ 6,506
2018	6,495
2019	6,496
2020	6,462
2021	5,840
Thereafter	73,864
Total	$ 105,663

Securities Financing – The Company has three committed facilities to provide collateralized financing to third parties. In one facility, the commitment is up to an aggregate of $1.0 billion. The second facility is shared with an affiliate, MUFG Securities EMEA plc, with an aggregate commitment up to $0.3 billion. The third facility is with a clearing organization and is required as part of the Company's membership agreement with the amount being reset semi-annually throughout the whole of the Company's membership. At December 31, 2016, the Company's required commitment was $0.2 billion. At December 31, 2016, none of these facilities were drawn upon.

Litigation - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. It is the opinion of management, after consultation with counsel, that there are no matters pending against the Company that could have a material adverse effect on the Consolidated Statement of Financial Condition at December 31, 2016.

Other Guarantees - In the normal course of business, the Company may enter into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims against the

Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

14. RETIREMENT, OTHER POSTEMPLOYMENT BENEFITS, AND DEFERRED COMPENSATION PLANS

Eligible employees of the Company are covered under a defined benefit pension plan, postretirement medical and life insurance benefits, and a 401(k) Savings and Investment Plan (the "Retirement Savings Plans"), sponsored by MUFG Union Bank, N.A. ("MUB"). Contributions are based on an amount that satisfies ERISA funding standards.

The BTMU cash balance pension plan was frozen effective December 31, 2014 with future accruals described hereinafter. As part of BTMU's integration with MUB and its parent company, MUAH, a successor pension plan, sponsored by MUB, took effect on January 1, 2015. This successor pension plan covers all eligible employees as of January 1, 2015 and thereafter. The BTMU cash balance pension plan was not rolled over into the successor MUB sponsored plan as of December 31, 2016 and will continue to hold assets and liabilities for employees with the firm.

In 2011, the Company implemented a non-qualified deferred compensation plan ("DCP"). The DCP assets are maintained in a trust funded through a corporate-owned life insurance arrangement. The trust is valued monthly based on cash surrender value of the corporate-owned life insurance. At December 31, 2016, the value of the trust is $19.6 million and is included in Other assets. The company recognized an obligation to the employees of $19.2 million in Accrued expenses and other liabilities.

15. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"), which requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1. MUSA is required to maintain net capital, as defined, at the greater of $250,000, 2% of aggregate debit balances arising from customer transactions pursuant to the Securities Exchange Act of 1934, or the amount computed pursuant to Section 1.17 of the Commodity Exchange Act, which is $1.0 million. MUS(CAN) is required to maintain net capital, as defined, at the greater of $100,000 or 6-2/3% of aggregate indebtedness under the Securities Exchange Act of 1934.

The Company is not permitted to pay dividends or repay subordinated debt if net capital after such payments or repayments would be less than 5% of aggregate debit items computed in accordance with §240.15c3-3a, 7% of the funds required to be segregated pursuant to the Commodity Exchange Act, or net capital would be less than 120 percent of the minimum dollar amount required by paragraph (a)(1)(ii) of §240.15c3-1. At December 31, 2016, MUSA had net capital of $450.4 million, which was $449.4 million in excess of the $1.0 million requirement. MUS(CAN) had net capital of $6.2 million, which was $6.1 million in excess of its $0.1 million requirement.

Pursuant to SEA Rule 15c3-3, the Company may be required to deposit in a Special Reserve Bank Account cash or acceptable equivalents for the exclusive benefit of customers. As of December 31, 2016, MUSA had a customer reserve requirement of $30.2 million. At December 31, 2016, MUSA had $30.0 million reflected on the Consolidated Statement of Financial Condition as Cash segregated under federal and other regulations or requirements. On January 4, 2017, in compliance Rule 15c3-3, $13.0

million was deposited to the Special Reserve Bank Account, resulting in $43.0 million in Cash segregated under federal and other regulations or requirements.

16. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2016 through the date on which the Consolidated Statement of Financial Condition are available to be issued. The Company has subsequently renewed its short-term borrowings and commitments that matured, but has no material subsequent events to note.

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